SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TELA Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872381108

(CUSIP Number)

Brian Schwenk

Quaker BioVentures II, L.P.

150 Monument Road, Suite 207
Bala Cynwyd, Pennsylvania 19004
(215) 988-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872381108	SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quaker BioVentures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 18,096
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 18,096
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 0.12%
12	TYPE OF REPORTING PERSON PN

* Includes 18,096 shares of common stock, par value $0.001 per share (the “Shares”), of TELA Bio, Inc. (the “Issuer”) issuable upon the exercise of warrants to purchase Shares (the “Warrants”).

** This percentage is calculated based upon 14,557,560 Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q with the Securities and Exchange Commission (“SEC”) on May 11, 2022, and includes an additional 18,096 Shares subject to currently exercisable Warrants held by the Reporting Persons.

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CUSIP No. 872381108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quaker BioVentures Capital II, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 18,096
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 18,096
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 0.12%
12	TYPE OF REPORTING PERSON PN

* Includes 18,096 Shares issuable upon the exercise of the Warrants.

** This percentage is calculated based upon 14,557,560 Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q with the SEC on May 11, 2022, and includes an additional 18,096 Shares subject to currently exercisable Warrants held by the Reporting Persons.

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CUSIP No. 872381108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quaker BioVentures Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 18,096
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 18,096
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 0.12%
12	TYPE OF REPORTING PERSON PN

* Includes 18,096 Shares issuable upon the exercise of the Warrants.

** This percentage is calculated based upon 14,557,560 Shares outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q with the SEC on May 11, 2022, and includes an additional 18,096 Shares subject to currently exercisable Warrants held by the Reporting Persons.

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Item 1.

(a)	Name of Issuer: TELA Bio, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania 19355

Item 2.

(a) Name of Person Filing:

Quaker BioVentures II, L.P.
Quaker BioVentures Capital II, L.P.
Quaker BioVentures Capital II, LLC.

(b) Address of Principal Business Office: 150 Monument Road, Suite 207, Bala Cynwyd, Pennsylvania 19004.

(c) Citizenship:

Quaker BioVentures II, L.P. - Delaware

Quaker BioVentures Capital II, L.P. - Delaware

Quaker BioVentures Capital II, LLC - Delaware

(d) Title and Class of Securities: Common Stock

(e) CUSIP Number: 872381108

Item 3. Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned.

Quaker BioVentures II, L.P. – 18,096

Quaker BioVentures Capital II, L.P. - 18,096

Quaker BioVentures Capital II, LLC - 18,096

(b) Percent of Class.

Quaker BioVentures II, L.P. – 0.12%

Quaker BioVentures Capital II, L.P. – 0.12%

Quaker BioVentures Capital II, LLC – 0.12%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Quaker BioVentures II, L.P. – 0

Quaker BioVentures Capital II, L.P. – 0

Quaker BioVentures Capital II, LLC – 0

(ii) Shared power to vote or to direct the vote:

Quaker BioVentures II, L.P. - 18,096

Quaker BioVentures Capital II, L.P. - 18,096

Quaker BioVentures Capital II, LLC - 18,096

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(iii) Sole power to dispose or to direct the disposition of:

Quaker BioVentures II, L.P. – 0

Quaker BioVentures Capital II, L.P. – 0

Quaker BioVentures Capital II, LLC – 0

(iv) Shared power to dispose or to direct the disposition of:

Quaker BioVentures II, L.P. - 18,096

Quaker BioVentures Capital II, L.P. - 18,096

Quaker BioVentures Capital II, LLC - 18,096

All beneficial ownership amounts disclosed above include 18,096 Shares issuable upon the exercise of Warrants. Quaker BioVentures Capital II, L.P. is the general partner of Quaker BioVentures II, L.P., and Quaker BioVentures Capital II, LLC is the general partner of Quaker Capital L.P.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons previously disclosed that each of the Reporting Persons that may be deemed to be part of the group are investment funds which were nearing the end of their investment holding period cycle and, as a result, these funds expected to distribute the Issuer’s shares held by each such fund to their partners and/or sell the Issuer’s shares held by such fund and distribute the proceeds to their partners in an organized manner over time.

On June 2, 2022, Quaker BioVentures II, L.P. distributed 1,751,100 Shares (excluding 18,096 Shares issuable upon the exercise of the Warrants) to its limited partners on a pro rata basis, for no consideration. Quaker BioVentures Capital II, L.P., the general partner of Quaker BioVentures II, L.P., received its pro rata Shares in the distribution and in turn distributed all such Shares to its own partners. Quaker BioVentures II, L.P. continues to own the Warrants to purchase 18,096 Shares.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2022

QUAKER BIOVENTURES II, L.P.

	By:	Quaker BioVentures Capital II, L.P., its general partner

	By:	Quaker BioVentures Capital II, LLC, its general partner

/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Executive Manager

QUAKER BIOVENTURES CAPITAL II, L.P.

	By:	Quaker BioVentures Capital II, LLC, its general partner

/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Executive Manager

QUAKER BIOVENTURES CAPITAL II, LLC

/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Executive Manager

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Exhibit 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of February 14, 2020, is by and among Quaker BioVentures II, L.P., Quaker BioVentures Capital II, L.P. and Quaker BioVentures Capital II, LLC (the "Quaker Filers").

Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G/A with respect to shares of Common Stock, par value $0.001 per share, of TELA Bio, Inc. beneficially owned by it from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Quaker Filers hereby agree to be responsible for the timely filing of the Schedule 13G/A and any amendments thereto on behalf of the Quaker Filers, and for the completeness and accuracy of the information concerning itself contained therein. Each of the Quaker Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week's prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.

Executed and delivered as of the date first above written.

QUAKER BIOVENTURES II, L.P.

By:	Quaker BioVentures Capital II, L.P., its general partner

By:	Quaker BioVentures Capital II, LLC, its general partner

/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Executive Manager

QUAKER BIOVENTURES CAPITAL II, L.P.

By:	Quaker BioVentures Capital II, LLC, its general partner

/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Executive Manager

QUAKER BIOVENTURES CAPITAL II, LLC

/s/ Adele C. Oliva
Name: Adele C. Oliva
Title: Executive Manager

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